September 19, 2018

Via EDGAR Correspondence Filing

Dominic Minore, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Fund”)

File Nos. 333-226273, 811-23366

Dear Mr. Minore:

This letter responds to your comments, provided by telephone on September 13, 2018, regarding the registration statement on Form N-2 for the above captioned Fund (the “Registration Statement”). Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Prospectus

Cover

1.	Please add disclosure in the discussion regarding the Fund’s ability to invest in securities rated “below investment grade” (both on the cover and in other applicable sections of the Prospectus) to clarify the lowest rated securities in which the Fund may invest.

Response: Per your request, additional disclosure has been added to the appropriate sections of the Prospectus.

2.	Please add appropriate paragraph breaks to the section titled “Limited Term and Eligible Tender Offer.”

Response: The disclosure has been revised as requested.

3.	Please confirm in your response that the “Eligible Tender Offer” for the Fund is designed in a materially similar fashion to the “Eligible Tender Offer” described in the registration statement on Form N-2 for XAI Octagon Floating Rate & Alternative Income Term Trust (File Nos. 333-217196; 811-23247).

Response: The Fund confirms that the description of its “Eligible Tender Offer” in the Fund’s Registration Statement is materially similar to the description of the “Eligible Tender Offer” described in the above referenced registration statement for XAI Octagon Floating Rate & Alternative Income Term Trust.

4.	Please make bold the following disclosure: “The Fund is not a so called ‘target date’ or ‘life cycle’ fund whose asset allocation becomes more conservative over time as its target date, often associated with retirement, approaches. In addition, the Fund is not a ‘target term’ fund whose investment objective is to return its original NAV on the termination date. The Fund’s investment objectives and policies are not designed to seek to return to investors that purchase Common Shares in this offering their initial investment of $20.00 per Common Share on the Termination Date or in an Eligible Tender Offer, and such investors and investors that purchase Common Shares after the completion of this offering may receive more or less than their original investment upon termination or in an Eligible Tender Offer. See ‘Risks—Structural Risks—Limited Term and Eligible Tender Offer Risk.’”

Response: The above referenced disclosure has been presented in bold face.

5.	Please add disclosure to “Limited Term and Eligible Tender Offer” to confirm that the Fund would continue to be subject to its obligations with respect to any of its outstanding preferred stock or debt securities when conducting an Eligible Tender Offer.

Response: The disclosure has been revised as requested.

6.	Please reinsert the disclosure under “Dividends and Distributions” that “[t]here is no assurance the Fund will make regular monthly distributions or that it will do so at a particular rate.” In addition, please disclose when the first distribution is anticipated to occur.

Response: The disclosure has been revised as requested.

Prospectus Summary

7.	For the sentence beginning “[s]ubject to the ranges noted below …” under the section “Investment Adviser and Subadviser, please clarify where such ranges are noted.

Response: The disclosure has been revised as requested.

8.	Under “Principal Investment Strategies and Policies—Municipal Bond Income Strategy,” please remove the disclosure that “[i]t is possible that the Fund could invest up to 100% of the Managed Assets allocated to the Municipal Bond Income Strategy in investment grade quality bonds” or otherwise clarify the likelihood that the Fund would do so, while noting that there is no assurance that such will be the case.

Response: The above referenced disclosure has been removed.

9.	Please add disclosure under “Limited Term Fund Structure and Eligible Tender Offer” that (i) an Eligible Tender Offer could result in tax consequences for shareholders, (ii) if the Fund conducts an Eligible Tender Offer and converts to a perpetual structure, remaining shareholders may not receive another opportunity to exchange their Common Shares for net asset value, and (iii) an Eligible Tender Offer could result in the Common Shares being thinly traded.

Response: The disclosure has been revised as requested. In addition, the Fund notes that the above referenced section includes a cross-reference to “Risks—Structural Risks—Limited Term and Eligible Tender Offer Risk,” which highlights these and other associated risks.

10.	Please disclose any limitations on the amount of Puerto Rico bonds the Fund may invest or otherwise disclose that there are no limitations.

Response: The Prospectus has been revised to note that “[t]he Fund may invest directly, without limit, in Puerto Rico Municipal Bonds, subject to the industry, issuer and below investment grade investment restrictions under the Municipal Bond Income Strategy, as applicable.”

11.	As noted in the Fund’s letter dated September 11, 2018 responding to the Staff’s comments, please include in the Prospectus that the “Underlying Funds in which [the Fund] invests pursuant to the Tactical Municipal Closed-End Fund Strategy may themselves invest in municipal bonds that pay interest that may be includable in taxable income for purposes of the Federal alternative minimum tax.”

Response: Please refer to the “Dividends and Distributions” sections of the Prospectus for this disclosure.

12.	As noted in the Fund’s above mentioned letter dated September 11, 2018, please clarify why the Fund does not believe investments in TOB Floaters implicates Section 18 under the 1940 Act.

Response: TOB Floaters, typically purchased by money market funds, are essentially short-term debt instruments that pay interest based on municipal rates that reset periodically. They are not a “senior security” issued by the Fund as defined under Section 18 of the 1940 Act, nor do they have the characteristics of the types of instruments and transactions that have been subject to the protocol first set forth in SEC Release IC-10666—e.g., they do not provide direct or indirect leverage to the Fund.

Investment Objectives, Strategies and Policies

13.	“Managed Assets” is defined to include assets attributable to leverage, including “the portion of assets in tender option bond trusts of which the Fund owns TOB Residuals . . . that has been effectively financed by the trust’s issuance of TOB Floaters.” Please confirm that such assets will not be double counted in the Fund’s Managed Assets.

Response: The Fund confirms that it will not double count assets when calculating its Managed Assets. The Fund’s inclusion in its Managed Assets of Municipal Bonds deposited in tender option bond trusts of which it owns TOB Residuals is analogous to the customary inclusion by closed-end funds in their managed assets of securities purchased through bank borrowings.

Investment Philosophy and Process

14.	The sentence beginning with “[t]he term ‘tactical’ is used to indicate …” appears to be missing language. Please revise as necessary.

Response: The sentence has been fixed.

Risks

15.	The disclosure states that the Fund’s overall exposure to a single industry or a single state of origin may be greater after factoring in the investments of the Underlying Funds, in which case the Fund may be more susceptible to adverse economic, political or regulatory occurrences affecting that particular state or industry. Please expand the prospectus disclosure to take into account the SAI disclosure that is requested under Comment No. 20 below.

Response: The disclosure has been revised as requested.

Certain Provisions of the Fund’s Charter and Bylaws and of Maryland Law

16.	Please revise the disclosure relating to the shareholder approval items identified under the subsection “Approval of Extraordinary Corporate Actions” to make clear that the voting requirements would not conflict with the voting requirements under the 1940 Act.

Response: The disclosure has been revised as requested.

17.	Please confirm that the Fund will revise its Charter to reflect the revisions in the Fund’s registration statement as to the terms set forth in the Charter.

Response: The Fund will amend and restate its Charter to align with the descriptions in the Fund’s registration statement.

Limited Term and Eligible Tender Offer

18.	The last sentence of the last paragraph of this section refers to “as described below.” Please include a direct cross reference to the appropriate section.

Response: The disclosure has been revised as requested.

Underwriters

19.	Please insert a subsection titled “Additional Underwriter Compensation” prior to the disclosure relating to such and add cross references to this subsection as appropriate throughout the Prospectus.

Response: The disclosure has been revised as requested.

Statement of Additional Information

20.	Please confirm that, for purposes of the Fund’s fundamental policy (1) in the Statement of Additional Information relating to its status as a diversified company, the Fund will look through to the underlying Municipal Bonds deposited in tender option bond trusts, as opposed to the TOB Issuer itself.

Response: The Fund confirms this statement.

21.	Please reinsert the disclosure following the fundamental policies of the Fund further describing the Fund’s fundamental policy (4) that “[a]lthough the Fund’s investments in Underlying Funds are not deemed to be investments in a particular industry, to the extent that the Fund is aware of the investments held by the Underlying Funds, the Fund will consider such information when determining compliance with fundamental investment restriction (4).”

Response: The requested disclosure has been added.

22.	Under “Management of the Fund—Investment Advisory Agreement and Subadvisory Agreement,” please remove the following statement consistent with the other revisions made in the Fund’s registration statement: “[i]n addition, the Fund’s Charter requires the favorable vote of two-thirds of the entire Board of Directors to advise, approve, adopt or authorize entering into, terminating or amending the Investment Advisory Agreement and the Subadvisory Agreement, which supermajority voting requirement is greater than the minimum voting requirement under the 1940 Act.” In the following sentences, please include references to the Subadvisory Agreement as such disclosure regarding the Investment Advisory Agreement similarly applies to the Subadvisory Agreement.

Response: The disclosure has been revised as requested.

* * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter L. Draney
Walter L. Draney, Esq.

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.